Exhibit 2

C.V. STARR & Co., INC.
399 PARK AVENUE
NEW YORK, NY 10022

                  MAURICE R. GREENBERG                                                                                                                                                    December 1, 2008
                        CHAIRMAN AND
                  CHIEF EXECUTIVE OFFICER

Mr. Edward Liddy
Chairman and CEO
American International Group, Inc.
70 Pine Street
NY, NY 10270

Dear Ed:

We have reviewed the restructured government funding for AIG announced on November 10, 2008 by the New York Federal Reserve and the U.S. Treasury. Set forth below are some questions related to this announcement. Please respond to these questions as soon as possible. Investors in AIG securities need to know the answers to these questions and U.S. taxpayers should know how their tax dollars have been used.

Regarding the Multi-sector CDS Financial Entity –

For the purchase of $70b of notional amount of CDS, where did the $35b of cash collateral come from?

Has the $70b of notional amount of CDS already been purchased and as part of that purchase, has the $35b of cash collateral already been paid out to those CDS counterparties?

What else was paid to those CDS counterparties?

Who are those counterparties?

Regarding the RMBS Financial Entity –

How much of the $38b NY Fed Lending Facility has been drawn?

How much of that drawn amount has been paid over to securities lending counterparties?

December 1, 2008

Has that amount been paid to counterparties or has the cash been posted as collateral for the benefit of those counterparties?

How much remaining exposure does AIG have in the Securities Lending business above the amount drawn on the NY Fed Lending Facility?

Thank you in advance for providing answers to these critical yet simple questions.

Regards.

Sincerely,

/s/ Maurice R. Greenberg

MRG/mb